Exhibit 99.2

Appendix 3H - Notification of cessation of securities

Announcement Summary

Entity name

ELEVRA LITHIUM LIMITED

Announcement Type

New announcement

Date of this announcement

Thursday November 05, 2026

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

ELVAM	PERFORMANCE RIGHTS	89,275	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	02/11/2026

Refer to next page for full details of the announcement

Appendix 3H - Notification of cessation of securities	1/4

Appendix 3H - Notification of cessation of securities
Part 1 - Announcement Details

1.1	Name of +Entity

ELEVRA LITHIUM LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number

ABN	26091951978

1.3	ASX issuer code

ELV

1.4	The announcement is

New announcement

1.5	Date of this announcement

5/11/2026

Appendix 3H - Notification of cessation of securities	2/4

Appendix 3H - Notification of cessation of securities
Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

ELVAM : PERFORMANCE RIGHTS

Unquoted +equity securities that have ceased

Number of securities that have ceased

89,275

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?

2/11/2026	No

Any other information the entity wishes to notify to ASX about the cessation?

Lapse of 89,275 unlisted Performance Rights pursuant to the terms of the Company's Employee Share and Option Plan.

Appendix 3H - Notification of cessation of securities	3/4

Appendix 3H - Notification of cessation of securities
Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1	Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	194,016,029

3.2	Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELVAM : PERFORMANCE RIGHTS	2,370,537

ELVAB : OPTION EXPIRING 12-MAY-2029 EX $18.30	56,678

ELVAC : CONVERTIBLE NOTES	65,000,000

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	8,000,000

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

Appendix 3H - Notification of cessation of securities	4/4